19003123

SEC Mail Processing

FEB 25 2019

Washington, DC

DM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response...	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69507

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: WISEBANYAN SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9440 WEST SAHARA AVENUE, SUITE 220
(No. and Street)

LAS VEGAS	NV	89117
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Herbert Moore — (646) 593-8354
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raphael Goldberg Nikpour Cohen & Sullivan CPA's
(Name – *if individual, state last, first, middle name*)

97 Froehlich Farm Blvd,	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Herbert Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WiseBanyan Securities LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions. SEC Mail Processing

FEB 25 2019

Washington, DC

Signature

CEO

Title

2/13/2019

TINA M RITCHER
NOTARY PUBLIC
MY COMMISSION EXPIRES
OCTOBER 31, 2022

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WiseBanyan Securities LLC
Financial Statements
December 31, 2018

Page(s)

RGNC&S
RAPHAEL
GOLDBERG
NIKPOUR
COHEN
SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of WiseBanyan Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of WiseBanyan Securities, LLC (the "Company") (a limited liability company), as of December 31, 2018, and the related notes to the financial statements. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of WiseBanyan Securities, LLC as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2016.

Woodbury, New York
February 18, 2019

WiseBanyan Securities LLC
Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	41,763
Due from clearing broker, net		210,283
Securities owned, at fair value		6,937
Other assets		33,187
Total assets	$	292,170
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	33,260
Securities sold, not yet purchase, at fair value		264
Total liabilities		33,524
Member's equity		258,646
Total liabilities and member's equity	$	292,170

1. Organization and Nature of Business Activity

WiseBanyan Securities LLC ("the Company") is a limited liability company established in the state of Delaware. On June 3, 2015, the Financial Industry Regulatory Authority ("FINRA") approved the registration of the Company. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is a wholly owned subsidiary of WiseBanyan Holdings Inc. ("Holdings"). The Company executes trades for WiseBanyan Inc. ("Affiliate"), a registered investment advisor.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Recent accounting pronouncements
In February 2016, the FASB issued ASU No. 2016-02, *Leases* ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company believes the impact of the ASUs is minimal.

The following is a summary of the significant accounting policies followed by the Company.

Cash
Cash consists of cash in banks, held at one financial institution which at times may exceed federally insured limits.

Securities Transactions and Revenue Recognition
Transactions in securities and related revenue and expenses are recorded on a trade date basis. During 2018, the Company's revenues were derived primarily from interest income.

Securities Owned, at Fair Value
As of December 31, 2018, the Company owned long equity positions in the amount of $6,937, which are held at the clearing broker. The Company was short equity positions for securities sold but not yet purchased, in the amount of $264. Net realized and unrealized gains or losses on securities owned are reflected on the statement of operations. Securities are carried at fair value, based on dealer quotes.

Generally accepted accounting principles define fair value, establish a framework for measuring fair value, and, establish a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset of liability or, in the absence of principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by generally accepted accounting principles, are used to measure fair value.

Securities Owned, at Fair Value (continued)
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs to the valuation hierarchy are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and many include the Company's own data.

The Company's investments at December 31, 2018 comprise publicly traded electronic traded funds (ETFs) with Level 1 inputs.

Income Taxes

The Company is a limited liability company and accordingly, no provision has been made in the accompanying financial statements for any federal or state income taxes. All revenue and expenses retain their character and pass directly to the Parent's income tax returns.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Use of Estimates (continued)

ASC Topic 460, "Guarantees" requires the disclosure of the Company's representations and warranties which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as claims may be unasserted. However, based on its experience, the Company expects the risk of loss to be remote.

3. Expense Sharing Agreement

On June 1, 2015, the Company and the Affiliate entered into an Administrative Services Agreement (the "Expense Sharing Agreement"). In accordance with the Expense Sharing Agreement, the Company reimburses the Affiliate, on a monthly basis, for a proportional share of salaries and related expenses of personnel employed by the Affiliate who provide services to the Company. During the period ended December 31, 2018, the Company incurred $200,549 of expenses under the Expense Sharing Agreement.

4. Commitments and Contingencies

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all of the customer accounts and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker, subject to the credit risk of the clearing broker. The Company maintains a minimum deposit of $250,000 with its clearing broker.

Lease

The Company incurred $11,831 rent expense for the period.

The Company had no office leases, no underwriting commitments, no equipment leases, and had not been named as defendant in any lawsuit at December 31, 2018 or during the year then ended.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $222,534, which was $122,534 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.15 to 1. The Company does not handle cash or securities on behalf of customers. Therefore, the Company is except from the SEC rule 15C3-3.

6. Revenue Recognition

For the year ended December 31, 2018, the Company's revenues were derived from interest income.

Effective January 1, 2018 the company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue Recognition (continued)

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

7. Financial Support

The parent company continues to fund the operations of the broker dealer. This allowed the Company to continue its operations. Had additional capitalization not been acquired the Company would not have been able to carry on as a going concern.

8. Subsequent Events

Subsequent events have been through February 18, 2019, the date the financial statements were available to be issued. There have been no subsequent events requiring recognition or disclosure in the financial statements.